EXCELLON REPORTS 2019 ANNUAL AND FOURTH QUARTER FINANCIAL RESULTS

Toronto, Ontario – March 31, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to report financial results for the three- and twelve-month periods ended December 31, 2019.

2019 Financial and Operational Highlights (compared to 2018)

●	Revenues of $26.5 million (2018 – $24.3 million)

●	Silver equivalent (“AgEq”) production of 2.0 million ounces (2018 – 1.9 million AgEq ounces)

●	AgEq ounces payable sold of 1.8 million ounces (2018 – 1.6 million AgEq ounces payable)

●	Mined tonnage 30% higher to 74,876 tonnes, a record for the Platosa Mine (2018 – 57,475 tonnes)

●	Total tonnage processed, including toll milling, increased 11% to 89,478 tonnes, a record for the Miguel Auza Processing Facility (2018 – 81,004 tonnes)

●	Gross loss of $1.4 million (2018 – profit of $0.7 million)

●	Total cash cost per Ag oz payable of $13.01 (2018 – $9.48)

●	All-in sustaining cost net of byproducts per Ag oz payable (“AISC”) of $23.57 (2018 – $20.69)

●	Net loss of $10.0 million or $0.10/share (2018 – net loss of $7.7 million or $0.08/share)

●	Net working capital totaled $7.6 million at December 31, 2019 (2018 – $7.9 million)

●	Acquired an option to earn 100% interest on Silver City Project in Saxony, Germany

Q4 2019 Financial Highlights (compared to Q4 2018)

●	Revenues of $6.4 million (Q4 2018 – $5.9 million)

●	AgEq production of 469,707 ounces (Q4 2018 – 509,043 AgEq ounces)

●	AgEq ounces payable sold of 408,899 (Q4 2018 – 408,235 AgEq ounces payable)

●	Gross loss of $0.5 million (Q4 2018 – loss of $0.2 million)

●	Total cash cost per Ag oz payable of $14.36 (Q4 2018 – $11.76)

●	AISC per Ag oz payable of $26.76 (Q4 2018 – $21.06)

●	Net loss of $1.1 million or $0.01/share (Q4 2018 – net loss of $4.1 million or $0.04/share)

Agreement with Wallbridge Mining on Beschefer Property

●	In Q1 2020, the Company entered an agreement with Wallbridge Mining Company Limited (“Wallbridge”) in satisfaction the option agreement on the Beschefer Property (Quebec), pursuant to which Wallbridge has issued to Excellon an additional three million common shares (“WM Shares”) and 500,000 warrants to purchase WM Shares with an exercise price of $1.00 and a term of five years

●	Excellon currently holds 3.5 million WM Shares valued at C$1.925 million (based on Wallbridge’s closing price on March 30, 2020)

“Both the Platosa Mine and Miguel Auza Mill realized record production tonnage during 2019,” stated Brendan Cahill, President and CEO. “At Platosa, mined tonnage was the highest since production commenced in 2005. At Miguel Auza, total tonnage processed from Platosa and San Sebastián was a record, demonstrating scalability as we move towards a formal arrangement with Hecla Mining Company to toll mill ore from San Sebastián on long-term basis. These improvements were in large part due to the integration of new members of our senior management team, both at the business units and at the corporate level; we commend and appreciate their dedication.”

Mr. Cahill continued, “Despite increases in metal production, higher electricity costs, treatment and refining charges and lower base metal prices continue to significantly impact costs. We are addressing the factors we can control by implementing business improvement initiatives, including switching to a private energy provider in Q2 2020 and investing in further optimizations and automated processes. With the current global energy environment and rapidly changing outlooks for precious and base metal prices, we expect external factors to move in our favour over the coming 12-18 months.”

“Operationally, we have taken numerous steps to ensure the health of our people and local communities during the ongoing COVID-19 pandemic, consistent with steps implemented by peer mining and metals companies globally. We continue to closely monitor and adjust accordingly to global trends in best practice and recommendations for managing the issue from authorities in Mexico, Canada and internationally.”

“The next months will be challenging, but we look forward with optimism. We anticipate closing the acquisition of Otis Gold in late April and moving forward with our intention to apply for a listing on the NYSE American, LLC exchange. We are considering market conditions closely and will aim to complete the required consolidation to support the application at the most appropriate time. We also look forward to providing updates on the integration and development plans for Otis Gold’s Kilgore Project in Idaho, as well as following up on exploration successes in Mexico and commencing the first ever drilling program for precious metals on our Silver City Project in Saxony, Germany.”

Financial Results

Financial results for the three- and twelve-month periods ended December 31, 2019 and 2018 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q4 2019	Q4 2018	2019	2018
Revenue (1)	6,414	5,955	26,469	24,313
Production costs	(5,757)	(5,213)	(23,216)	(19,566)
Depletion and amortization	(1,250)	(1,004)	(4,708)	(4,016)
Cost of sales	(7,007)	(6,217)	(27,924)	(23,582)
Gross profit (loss)	(593)	(262)	(1,455)	731

Corporate administration	(1,282)	(595)	(4,822)	(4,521)
Exploration	(1,023)	(1,115)	(3,853)	(3,897)
Other	1,222	51	782	4
Write-down of investors	-	-		-
Net finance cost	753	203	295	1,899
Income tax recovery (expense)	(256)	(2,432)	(1,022)	(1,916)
Net income (loss)	(1,181)	(4,150)	(10,075)	(7,700)
Income (loss) per share – basic	(0.01)	(0.04)	(0.10)	(0.08)

Cash flow from (used in) operations (2)	(1,707)	(1,507)	(4,031)	(2,908)

Production cost per tonne (3)	286	268	300	252
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	14.36	11.76	13.01	9.48
All-in sustaining cost (“AISC”) per silver ounce payable ($/Ag oz)	26.76	21.06	23.57	20.69
Realized prices:(4) Silver – ($US/oz)	17.12	14.74	16.07	15.37
Lead – ($US/lb)	0.87	0.89	0.88	0.98
Zinc – ($US/lb)	1.04	1.17	1.12	1.28

(1)	Revenues are net of treatment and refining charges.
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Annual net revenues increased by 9% to $26.5 million (2018 – $24.3 million) as AgEq payable ounces sold increased to 1.8 million ounces. In Q4 2019, net revenues increased by 8% to $6.4 million (Q4 2018 – $5.9 million) due to higher silver and lead prices of $17.12/oz and $0.94/lb, respectively ($14.74/oz and $0.92/lb in Q4 2018) and higher payable lead and zinc metals sold.

Cost of sales, including depletion and amortization increased 18% in 2019 compared to 2018 due to higher electricity costs, increased administration costs relating to a new security contractor, recruiting fees for key positions at both Platosa and Miguel Auza and higher consumable costs and usage. In Q4 2019, cost of sales increased 13% for the same reasons as described above.

The Company recorded a net loss of $10.0 million in 2019 (2018 – net loss of $7.7 million) with contributors being increased cost of sales and the exercise of the $0.50 Warrants, which were previously recorded as a non-cash derivative liability. In Q4 2019, the decrease in net loss of $3.6 million compared to Q4 2018 primarily resulted from realized and unrealized gains from currency hedges, a gain related to the reversal of a legal provision and a gain on the exercise of the $0.50 Warrants. These gains were partially offset by higher production costs and share-based compensation expense.

Exploration drilling from surface continued at Platosa, with approximately 11,700 metres completed over three targets (11,000 metres in 2018) of which 800 metres were drilling during Q4 2019 (1,800 metres in Q4 2018). Drilling also continued on the Evolución property targeting the Lechuzas, Laika and Negrillas exploration targets with 10,600 metres drilled (7,800 metres in 2018) of which 5,300 metres were drilled in Q4 2019 (Q4 2018 – 3,700 metres).

Cash cost net of by-products per silver ounce payable (or Total Cash Cost) increased in 2019 to $13.01 $9.48 in 2018) as treatment and refining charges (“TCRCs”) materially increased by $2.1 million or approximately 180%. In Q4 2019, cash costs were higher as a result of lower silver ounces produced and higher cash operating costs, primarily relating to a 300% increase in TCRCs. These increased TCRCs were in line with the global zinc and lead concentrate producing industry, which saw a marked increase in TCRCs in 2019, which has continued into 2020.

AISC net of by-products per silver ounce payable increased in 2019 to $23.57 due to higher Total Cash Cost (2018 – $20.69). Excluding non-cash items, AISC was $22.26 in 2019. AISC in Q4 2019 of $26.76 was impacted by higher cash costs as described above and overall higher AISC.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and twelve month periods ended December 31, 2019 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three- and twelve-month periods ended December 31, 2019, for a reconciliation of these measures to reported IFRS results.

Operating Results

Operating performance for the periods indicated below was as follows:

	Q4	Q4
	2019	2018	2019	2018
Tonnes of from Platosa:	19,622	16,570	74,876	57,475
Ore processed (t):	19,828	16,132	73,797	56,874
Historical stockpile processed (t):	-	5,209	1,450	24,130
Platosa ore processed (t):	19,828	21,341	75,247	81,004
Ore grades:
Silver (g/t)	435	556	497	488
Lead (%)	4.84	4.90	4.82	4.87
Zinc (%)	6.39	6.07	6.93	6.90
Historical stockpile grades:
Silver (g/t)	-	152	123	163
Lead (%)	-	1.49	1.22	1.55
Zinc (%)	-	1.57	1.44	1.95
Blended head grade (ore and historical stockpiles):
Silver (g/t)	-	458	409	391
Lead (%)	-	4.07	4.75	3.88
Zinc (%)	-	4.97	6.82	5.42
Recoveries:
Silver (%)	91.7	89.7	89.9	89.2
Lead (%)	80.2	81.2	79.2	79.4
Zinc (%)	76.5	79.4	77.7	80.8
Production(1)
Silver – (oz)	259,282	274,324	1,054,029	917,714
AgEq ounces (oz)(2)	469,707	509,043	2,002,036	1,929,092
Lead – (lb)	1,690,610	1,498,851	6,134,888	5,446,218
Zinc – (lb)	2,062,018	1,824,406	8,425,221	7,894,186
Payable:(3)
Silver ounces – (oz)	232,034	242,857	962,355	805,550
AgEq ounces (oz)(2)	408,899	408,235	1,823,005	1,642,519
Lead – (lb)	1,563,313	1,401,515	5,766,608	5,073,038
Zinc – (lb)	1,614,046	1,021,891	7,410,202	6,075,147
San Sebastián ore processed (t)	6,398	-	14,231	-

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. All 2018 tonnes mined from Platosa are in wet metric tonnes (WMT).
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

During 2019, a record 74,876 tonnes of ore was mined from Platosa, the highest annual tonnage achieved since mining commenced in 2005. Similarly, at the Miguel Auza Mill a record 89,478 tonnes were processed in 2019, including 26,226 tonnes in Q4 2019 from Platosa and Hecla’s San Sebastián Mine, demonstrating continued scalability of the facility. Additionally, flow sheet upgrades completed during Q4 2019 resulted in improved silver recoveries of over 91.7%.

Mine production during Q4 2019 accessed multiple ore faces, although silver production was lower due to grade variability in one of the main production stopes. Development continues to progress towards the next production horizons utilizing the 730 and 731 ramps in Pierna and Rodilla to access the 895 and 903 elevations respectively and the 725 ramp in 623 to access the 890 elevation.

Outlook

The Company is currently focusing on several business improvement initiatives to further stabilize production, reduce costs and generate cashflow at the Platosa and Miguel Auza operations. The Company has entered into an energy contract with a private Mexican energy provider, which is expected to commence in Q2 2020 and result in up to 20% savings on electricity prices. Additional opportunities to realize cost savings include, (i) an improved maintenance program, (ii) technology investments, including an underground mine communications system and (iii) an enterprise resource planning system to further optimize and automate procurement and administrative processes. The Company expects the operations to be modestly cashflow positive by the end of the 2020, assuming no material changes to the current business environment from COVID-19, commodity prices and cost fluctuations.

Additionally, after a successful bulk sample program on San Sebastián ore at the Miguel Auza Mill, Excellon’s senior operations team will be working with San Sebastián’s operations team to discuss the timeline, required modifications and development plans to process San Sebastián ore on a long-term basis.

The Company’s 2020 exploration priorities include resource growth and progressing its multiple projects by drill testing high priority targets, upgrading existing targets and continuing to develop new targets through field work and data interpretation. The schedule for these programs depends on receiving required permits; these timelines will depend on the stabilization of the COVID-19 pandemic situation and associated developments.

In Mexico, exploration plans include ongoing underground drilling for resource definition and expansion at Platosa, which recommenced in Q1 2020, and the expansion of known mineralization at the Evolución Project where the Company has commenced reassaying, recategorizing and relogging of mineralization associated with the historical Calvario vein and other secondary structures. The Company intends to incorporate these results and drilling on the Lechuzas zone into a mineral resource estimate and associated technical report. Additionally, field work has commenced on the Evolución concession on targets generated from remote sensing and regional compilation work.

At Silver City in Germany, the Company has identified several high-priority drill targets based on compilation of historical data, mapping, geochemistry surveys, fluid inclusion studies and geophysical surveys. An initial 1,500 – 2,000 metre drill program is planned with permitting in progress.

The Company expects to complete its acquisition of Otis in April 2020 with integration immediately thereafter. The Company will review current development and exploration plans and strategies of the Kilgore asset and will provide further updates in Q2 2020.

The Company also intends to file a listing application for the NYSE American, LLC exchange (the “NYSE American”) in Q2 2020, depending on market conditions. The intended listing is expected to create additional investor interest from the United States, Canada and other jurisdictions, improve trading liquidity and investor confidence, and potentially result in less volatility in the price of the Company’s shares. A higher post-consolidation share price could also help generate interest in Excellon among certain investors. A higher share price may meet investing criteria for certain institutional investors and investment funds that may be prevented under their guidelines from otherwise investing in Excellon at current prices.

Many North American focused precious metal production and development companies are listed on the NYSE American, and Excellon believes that such U.S.-listed companies generally have greater access to U.S. institutional and retail investors and have better overall trading liquidity compared to Excellon today. Excellon also believes that any potential listing on the NYSE American would increase the visibility of the Company’s strategic position within the U.S. relative to other publicly traded precious metal companies.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. Excellon is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 14,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.